UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: August 3, 2011
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Street Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition**

On August 3, 2011, Integrys Energy Group, Inc. will issue a news release reporting its financial results for the quarter ended June 30, 2011. A copy of the news release is filed with this Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Integrys Energy Group will hold an earnings conference call on August 4, 2011, to discuss the 2011 financial performance of Integrys Energy Group and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

Item 9.01   **Financial Statements and Exhibits.**

(a)   Not applicable.

(b)   Not applicable.

(c)   Not applicable.

(d)   Exhibits. The following exhibit is being filed herewith:

99.1   News Release dated August 3, 2011, reporting Integrys Energy Group, Inc. financial results for the quarter ended June 30, 2011.

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Joseph P. O'Leary
     Joseph P. O'Leary
     Senior Vice President and Chief Financial Officer

Date: August 3, 2011

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated August 3, 2011

Exhibit
Number

99.1   News Release dated August 3, 2011, reporting Integrys Energy Group, Inc. financial results
                for the quarter ended June 30, 2011.



Integrys Energy Group, Inc.

Second Quarter 2011 Earnings

Released August 3, 2011

Contents



Integrys Energy Group, Inc.

NEWS RELEASE

For Immediate Release
August 3, 2011

Contact: Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
(312) 228-5408

Integrys Energy Group, Inc. Reports Second Quarter 2011 Earnings

2011 Diluted EPS – Adjusted Guidance Range Narrowed to $3.30 to $3.50

Chicago – August 3, 2011 – Integrys Energy Group, Inc. (NYSE: TEG) today reported earnings on a Generally Accepted Accounting Principles (GAAP) basis and an adjusted basis as follows:

	Quarter Ended June 30	
	2011	2010
GAAP earnings (millions)	$29.1	$79.1
GAAP diluted earnings per share	$0.37	$1.02
Adjusted earnings (millions) *	$29.9	$36.6
Diluted earnings per share – adjusted *	$0.38	$0.48

Adjusted earnings exclude the effects of certain items that are not comparable from one period to the next.

Higher natural gas utility sales in the second quarter of 2011 had a positive impact on adjusted earnings. All of the natural gas service territories experienced colder weather this quarter, and natural gas usage per customer, excluding the impact of weather, was also up in aggregate. The decoupling mechanisms in place do not cover all jurisdictions or customer classes, so some of this increased usage was reflected in quarterly results.

Consolidated operating and maintenance expense increased quarter over quarter. Wisconsin Public Service Corporation's maintenance expense related to the timing of scheduled plant outages was higher, and The Peoples Gas Light and Coke Company's natural gas distribution costs went up due to certain costs related to the natural gas main replacement program and work asset management system maintenance.

Other factors that impacted adjusted earnings included decreased wholesale margins for Integrys Energy Services due to the sales of the wholesale businesses in prior periods, and an

* This news release includes non-GAAP financial measures. Schedules that provide details on these measures and reconcile these measures to the most comparable GAAP figures are included with this news release.

overall increase in margins in the retail markets that Integrys Energy Services continues to focus on.

"We remain on track to meet our financial goals, thanks to our continued diligence in execution of our plans and the benefits of having a portfolio of energy-related businesses," said Charles A. Schrock, Chairman, President and Chief Executive Officer of Integrys Energy Group.

 EARNINGS FORECAST

Integrys Energy Group is narrowing its guidance range for 2011 diluted earnings per share on a GAAP basis to between $3.24 and $3.44. This guidance assumes operational improvements and rate relief for certain utilities, the availability of generation units, and normal weather conditions for the rest of 2011.

The company is similarly narrowing its guidance range for 2011 diluted earnings per share – adjusted to between $3.30 and $3.50.

SUPPLEMENTAL DATA PACKAGE

A supplemental data package has been posted on Integrys Energy Group's website. It includes this news release, as well as financial statements, non-GAAP financial information, guidance information for diluted earnings per share, and quarterly financial information by reportable segment.

CONFERENCE CALL

An earnings conference call is scheduled for 8 a.m. Central time on Thursday, August 4, 2011. To access the call, dial 888-788-9425 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. STEVEN ESCHBACH as the leader. A replay of the conference call will be available through November 1, 2011, by dialing 888-562-7630.

Investors may also listen to the live conference or a replay on Integrys Energy Group's website at http://www.integrysgroup.com/investor/presentations.aspx.

PowerPoint slides will be posted on the website and will be referred to within the prepared remarks during the call. The slides will be available at 6 a.m. Central time on August 4.

FORWARD-LOOKING STATEMENTS

Financial results in this news release are unaudited. In this news release, Integrys Energy Group makes statements concerning expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to assumptions and uncertainties; therefore, actual results may differ materially from those expressed or implied by such forward-looking statements. Although Integrys Energy Group believes that these forward-looking statements and the underlying assumptions are reasonable, it cannot provide assurance that such statements will prove correct.

Forward-looking statements include, among other things, statements concerning management's expectations and projections regarding earnings, regulatory matters, fuel and natural gas costs, sources of electric energy supply, coal and natural gas deliveries, remediation costs, environmental expenditures, liquidity and capital resources, trends, estimates, completion of construction projects, and other matters.

Forward-looking statements involve a number of risks and uncertainties. Some risks that could cause results to differ from any forward-looking statement include those described in Item 1A of Integrys Energy Group's Annual Report on Form 10-K for the year ended December 31, 2010, as may be amended or supplemented in Quarterly Reports on Form 10-Q. Other risks and uncertainties include, but are not limited to:

- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting the regulated businesses;
- The individual and cumulative impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries; financial reform; health care reform; changes in environmental and other regulations, including but not limited to, greenhouse gas emissions, other environmental regulations impacting coal-fired generation facilities, energy efficiency mandates, renewable energy standards, and reliability standards; and changes in tax and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject;
- Current and future litigation and regulatory proceedings, enforcement actions or inquiries, including but not limited to, manufactured gas plant site cleanup, third-party intervention in permitting and licensing projects, compliance with Clean Air Act requirements at generation plants, and prudence and reconciliation of costs recovered in revenues through automatic gas cost recovery mechanisms;
- The impacts of changing financial market conditions, credit ratings, and interest rates on the liquidity and financing efforts of Integrys Energy Group and its subsidiaries;
- The risks associated with changing commodity prices (particularly natural gas and electricity) and the available sources of fuel, natural gas, and purchased power, including their impact on margins, working capital, and liquidity requirements;

- Resolution of audits or other tax disputes with the United States Internal Revenue Service and various state, local, and Canadian revenue agencies;
- The effects, extent, and timing of additional competition or regulation in the markets in which Integrys Energy Group's subsidiaries operate;
- The retention of market-based rate authority;
- The risk associated with the value of goodwill or other intangible assets and their possible impairment;
- Investment performance of employee benefit plan assets and the related impact on future funding requirements;
- Changes in technology, particularly with respect to new, developing, or alternative sources of generation;
- Effects of and changes in political and legal developments, as well as economic conditions and the related impact on customer demand, including the ability to attract and retain customers for Integrys Energy Services and to adequately forecast energy usage for all of Integrys Energy Group's customers;
- Potential business strategies, including mergers, acquisitions, and construction or disposition of assets or businesses, which cannot be assured to be completed timely or within budgets;
- The direct or indirect effects of terrorist incidents, natural disasters, or responses to such events;
- The effectiveness of risk management strategies, the use of financial and derivative instruments, and the ability to recover costs from customers in rates associated with the use of those strategies and financial and derivative instruments;
- The risk of financial loss, including increases in bad debt expense, associated with the inability of Integrys Energy Group's and its subsidiaries' counterparties, affiliates, and customers to meet their obligations;
- Customer usage, weather, and other natural phenomena;
- The use of tax credit and loss carryforwards;
- Contributions to earnings by non-consolidated equity method and other investments, which may vary from projections;
- The effect of accounting pronouncements issued periodically by standard-setting bodies; and
- Other factors discussed in Integrys Energy Group's 2010 Annual Report on Form 10-K and in other reports filed from time to time with the United States Securities and Exchange Commission.

Except to the extent required by the federal securities laws, Integrys Energy Group undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

About Integrys Energy Group, Inc.

Integrys Energy Group is a diversified holding company with regulated utility operations operating through six wholly owned subsidiaries: Wisconsin Public Service Corporation, The Peoples Gas Light and Coke Company, North Shore Gas Company, Upper Peninsula Power Company, Michigan Gas Utilities Corporation, and Minnesota Energy Resources Corporation; nonregulated operations through a wholly owned subsidiary, Integrys Energy Services, Inc.; and a 34% equity ownership interest in American Transmission Company LLC (an electric transmission company operating in Wisconsin, Michigan, Minnesota, and Illinois).

More information is available at www.integrysgroup.com.

-- Unaudited Financial Statements to Follow --

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended June 30		Six Months Ended June 30	
(Millions, except per share data)	2011	2010	2011	2010
Utility revenues	$670.8	$610.8	$1,839.5	$1,867.4
Nonregulated revenues	340.0	404.0	798.4	1,050.8
Total revenues	1,010.8	1,014.8	2,637.9	2,918.2
Utility cost of fuel, natural gas, and purchased power	305.2	250.9	965.9	992.4
Nonregulated cost of fuel, natural gas, and purchased power	291.0	315.5	695.0	955.1
Operating and maintenance expense	260.4	242.3	523.9	510.4
Restructuring expense	0.8	6.5	2.0	9.2
Net (gain) loss on Integrys Energy Services' dispositions related to strategy change	(0.1)	(25.0)	(0.2)	14.8
Depreciation and amortization expense	62.2	67.8	124.5	131.9
Taxes other than income taxes	23.8	20.6	50.6	48.8
Operating income	67.5	136.2	276.2	255.6
Miscellaneous income	21.6	24.4	42.8	44.8
Interest expense	(32.2)	(36.6)	(67.0)	(76.0)
Other expense	(10.6)	(12.2)	(24.2)	(31.2)
Income before taxes	56.9	124.0	252.0	224.4
Provision for income taxes	26.1	44.4	97.8	94.4
Net income from continuing operations	30.8	79.6	154.2	130.0
Discontinued operations, net of tax	(0.9)	-	(0.8)	0.1
Net income	29.9	79.6	153.4	130.1
Preferred stock dividends of subsidiary	(0.8)	(0.8)	(1.6)	(1.6)
Noncontrolling interest in subsidiaries	-	0.3	-	0.3
Net income attributed to common shareholders	$29.1	$79.1	$151.8	$128.8
Average shares of common stock				
Basic	78.7	77.4	78.5	77.2
Diluted	79.1	77.9	78.8	77.6
Earnings (loss) per common share (basic)				
Net income from continuing operations	$0.38	$1.02	$1.94	$1.67
Discontinued operations, net of tax	(0.01)	-	(0.01)	-
Earnings per common share (basic)	$0.37	$1.02	$1.93	$1.67
Earnings (loss) per common share (diluted)				
Net income from continuing operations	$0.38	$1.02	$1.94	$1.66
Discontinued operations, net of tax	(0.01)	-	(0.01)	-
Earnings per common share (diluted)	$0.37	$1.02	$1.93	$1.66
Dividends per common share declared	$0.68	$0.68	$1.36	$1.36

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)	June 30	December 31
(Millions)	2011	2010
Assets		
Cash and cash equivalents	$211.4	$179.0
Collateral on deposit	36.2	33.3
Accounts receivable and accrued unbilled revenues, net of reserves of $47.2 and $41.9, respectively	577.3	832.1
Inventories	161.6	247.9
Assets from risk management activities	165.3	236.9
Regulatory assets	69.7	117.9
Deferred income taxes	70.6	67.7
Prepaid taxes	300.4	269.9
Other current assets	73.0	65.7
Current assets	**1,665.5**	**2,050.4**
Property, plant, and equipment, net of accumulated depreciation of $2,968.8 and $2,900.2, respectively	5,018.0	5,013.4
Regulatory assets	1,490.2	1,495.1
Assets from risk management activities	70.2	89.4
Goodwill	642.5	642.5
Other long-term assets	544.2	526.0
Total assets	**$9,430.6**	**$9,816.8**
Liabilities and Equity		
Short-term debt	$57.6	$10.0
Current portion of long-term debt	150.9	476.9
Accounts payable	388.2	453.0
Liabilities from risk management activities	190.9	289.6
Accrued taxes	73.7	90.2
Regulatory liabilities	62.4	75.7
Temporary LIFO liquidation credit	54.8	-
Other current liabilities	199.2	262.4
Current liabilities	**1,177.7**	**1,657.8**
Long-term debt	2,131.6	2,161.6
Deferred income taxes	1,008.9	860.5
Deferred investment tax credits	44.8	45.2
Regulatory liabilities	324.2	316.2
Environmental remediation liabilities	640.3	643.9
Pension and other postretirement benefit obligations	519.8	603.4
Liabilities from risk management activities	80.9	99.7
Asset retirement obligations	329.3	320.9
Other long-term liabilities	139.8	150.6
Long-term liabilities	**5,219.6**	**5,202.0**
Commitments and contingencies		
Common stock - $1 par value; 200,000,000 shares authorized; 78,287,906 shares issued;		
77,918,698 shares outstanding	78.3	77.8
Additional paid-in capital	2,561.7	2,540.4
Retained earnings	396.7	350.8
Accumulated other comprehensive loss	(38.2)	(44.7)
Shares in deferred compensation trust	(16.4)	(18.5)
Total common shareholders' equity	**2,982.1**	**2,905.8**
Preferred stock of subsidiary - $100 par value; 1,000,000 shares authorized;		
511,882 shares issued; 510,495 shares outstanding	51.1	51.1
Noncontrolling interest in subsidiaries	0.1	0.1
Total liabilities and equity	**$9,430.6**	**$9,816.8**

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Six Months Ended June 30	
(Millions)	2011	2010
Operating Activities		
Net income	**$153.4**	$130.1
Adjustments to reconcile net income to net cash provided by operating activities		
Discontinued operations, net of tax	**0.8**	(0.1)
Depreciation and amortization expense	**124.5**	131.9
Recoveries and refunds of regulatory assets and liabilities	**23.9**	16.1
Net unrealized gains on nonregulated energy contracts	**(9.3)**	(15.6)
Bad debt expense	**20.3**	26.3
Pension and other postretirement expense	**36.1**	33.8
Pension and other postretirement contributions	**(108.9)**	(61.7)
Deferred income taxes and investment tax credits	**126.9**	64.5
(Gain) loss on sale of assets	**(0.5)**	13.5
Equity income, net of dividends	**(7.8)**	(7.2)
Other	**12.7**	11.8
Changes in working capital		
Collateral on deposit	**(3.0)**	177.5
Accounts receivable and accrued unbilled revenues	**236.7**	339.3
Inventories	**86.0**	140.4
Other current assets	**(12.1)**	(2.7)
Accounts payable	**(54.1)**	(104.5)
Temporary LIFO liquidation credit	**54.8**	45.0
Other current liabilities	**(92.2)**	(180.0)
Net cash provided by operating activities	**588.2**	758.4
Investing Activities		
Capital expenditures	**(114.5)**	(122.8)
Proceeds from the sale or disposal of assets	**3.3**	59.8
Capital contributions to equity method investments	**(11.0)**	(5.1)
Other	**(0.3)**	2.7
Net cash used for investing activities	**(122.5)**	(65.4)
Financing Activities		
Short-term debt, net	**57.6**	(199.6)
Redemption of notes payable	**(10.0)**	-
Proceeds from sale of borrowed natural gas	**-**	21.3
Purchase of natural gas to repay natural gas loans	**-**	(6.0)
Repayment of long-term debt	**(355.2)**	(116.1)
Payment of dividends		
Preferred stock of subsidiary	**(1.6)**	(1.6)
Common stock	**(100.4)**	(92.7)
Issuance of common stock	**4.9**	18.8
Payments made on derivative contracts related to divestitures classified as financing activities	**(20.2)**	(118.5)
Other	**(8.4)**	(10.0)
Net cash used for financing activities	**(433.3)**	(504.4)
Change in cash and cash equivalents - continuing operations	**32.4**	188.6
Change in cash and cash equivalents - discontinued operations		
Net cash provided by investing activities	**-**	0.1
Net change in cash and cash equivalents	**32.4**	188.7
Cash and cash equivalents at beginning of period	**179.0**	44.5
Cash and cash equivalents at end of period	**$211.4**	$233.2

Adjusted Earnings Variance Drivers - By Segment
Quarter Ended June 30, 2011
(Millions)

ADJUSTED EARNINGS FOR QUARTER ENDED JUNE 30, 2010		$ 36.6

Variance Driver by Segment	**Variance**	
Natural Gas Utility		
Increase in sales volumes	$ 6.6	
Increase in natural gas distribution costs	(3.2)	
Other	(0.9)	
		2.5
Electric Utility		
Increase in various operating expenses	$ (2.4)	
Increase in maintenance expense driven by the timing of scheduled plant outages	(2.0)	
Decrease in margins driven by rate order differences at WPS	(1.5)	
Other	(0.8)	
		(6.7)
Electric Transmission Investment		
Increase in earnings from investment		0.9
Integrys Energy Services		
Decrease in realized wholesale electric margins	$ (1.4)	
Miscellaneous tax rate differences	(1.3)	
Increase in pension and benefit-related expenses	(1.3)	
Decrease in guarantee utilization fees to Integrys Energy Services	0.8	
Increase in realized retail natural gas margins	2.0	
Other	(1.0)	
		(2.2)
Holding Company and Other		
Miscellaneous tax rate differences	$ (1.4)	
Decrease in guarantee utilization fees from Integrys Energy Services	(0.8)	
Lower long-term debt interest rates and average outstanding balance	1.1	
Other	(0.1)	
		(1.2)
ADJUSTED EARNINGS FOR QUARTER ENDED JUNE 30, 2011		$ 29.9

Adjusted Earnings Variance Drivers - By Segment
Six Months Ended June 30, 2011
(Millions)

ADJUSTED EARNINGS FOR SIX MONTHS ENDED JUNE 30, 2010	$	152.1

Variance Driver by Segment	**Variance**	
Natural Gas Utility		
Increase in sales volumes	$ 5.4	
Net increase due to rate orders	3.6	
Increase in natural gas distribution costs	(4.9)	
Increase in pension expense	(1.8)	
Other	1.2	
		3.5
Electric Utility		
Decrease in margins driven by rate order differences at WPS	$ (7.3)	
Increase in maintenance expense driven by the timing of scheduled plant outages	(1.7)	
Decrease in other expense, mainly due to increased interest on deferred compensation	(1.4)	
Other	(1.7)	
		(12.1)
Electric Transmission Investment		
Increase in earnings from investment		0.7
Integrys Energy Services		
Decrease in interest expense driven by reduced business size	$ 2.3	
Increase in realized retail electric margins	1.8	
Increase in realized wholesale electric and natural gas margins	1.1	
Decrease in realized retail natural gas margins	(1.4)	
Other	(0.1)	
		3.7
Holding Company and Other		
Decrease in credit facility fees	$ 2.8	
Lower long-term debt interest rates and average outstanding balance	1.7	
Other	1.1	
		5.6
ADJUSTED EARNINGS FOR SIX MONTHS ENDED JUNE 30, 2011	$	153.5

Integrys Energy Group, Inc.

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Non-GAAP Financial Information

We prepare financial statements in accordance with accounting principles generally accepted in the United States (GAAP). In addition, we disclose and discuss diluted earnings per share (EPS) – adjusted and adjusted earnings (loss), which are non-GAAP measures. Management uses these measures in its internal performance reporting and for reports to the Board of Directors. We disclose these measures in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS – adjusted and adjusted earnings (loss) are useful measures for providing investors with additional insight into our operating performance. These measures allow investors to better compare our financial results from period to period, as they eliminate the effects of certain items that are not comparable. This additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP.

Actual Quarter and Year-to-Date Results for Periods Ended June 30, 2011 and 2010

	Three Months Ended June 30		Six Months Ended June 30	
	2011	**2010**	**2011**	**2010**
Diluted EPS	$0.37	$1.02	$1.93	$1.66
Special Items (net of taxes):				
Net noncash gains related to derivative and inventory accounting activities at Integrys Energy Services	(0.08)	(0.44)	(0.08)	(0.07)
Tax expense resulting from Michigan law change	0.05	-	0.05	-
Tax expense resulting from health care reform legislation	0.02	-	0.02	0.15
Restructuring expense	0.01	0.05	0.02	0.07
Discontinued operations	0.01	-	0.01	-
Net (gain) loss on dispositions related to Integrys Energy Services' strategy change	-	(0.19)	-	0.12
Settlement of Integrys Energy Services' supply contracts	-	0.04	-	0.04
Diluted EPS – adjusted	$0.38	$0.48	$1.95	$1.97
Average Shares of Common Stock – Diluted *(in millions)*	79.1	77.9	78.8	77.6

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Net income (loss) attributed to common shareholders is adjusted by reportable segment for special items and their financial impact for the quarters ended June 30, 2011 and 2010.

June 30, 2011 (Millions)	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$1.2	$18.2	$12.0	$1.2	$4.8	$(8.3)	$29.1
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	(6.3)	-	(6.3)
Tax expense (benefit) resulting from Michigan law change	(0.8)	-	0.4	-	1.0	3.6	4.2
Tax expense (benefit) resulting from health care reform legislation	0.3	1.3	-	-	-	(0.1)	1.5
Restructuring expense	-	-	-	-	0.5	-	0.5
Discontinued operations	-	-	-	-	-	0.9	0.9
Adjusted earnings (loss)	**$0.7**	**$19.5**	**$12.4**	**$1.2**	**$ -**	**$(3.9)**	**$29.9**

June 30, 2010 (Millions)	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$(1.7)	$26.2	$11.5	$3.4	$42.4	$(2.7)	$79.1
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	(34.5)	-	(34.5)
Restructuring expense	(0.1)	-	-	-	4.0	-	3.9
Net gain on dispositions related to Integrys Energy Services' strategy change	-	-	-	-	(15.0)	-	(15.0)
Settlement of Integrys Energy Services' supply contracts	-	-	-	-	3.1	-	3.1
Adjusted earnings (loss)	**$(1.8)**	**$26.2**	**$11.5**	**$3.4**	**$ -**	**$(2.7)**	**$36.6**

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Diluted earnings per share is adjusted by reportable segment for special items and their financial impact on diluted earnings per share for the quarters ended June 30, 2011 and 2010.

June 30, 2011	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Diluted EPS	$0.02	$0.23	$0.15	$0.02	$0.06	$(0.11)	$0.37
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	(0.08)	-	(0.08)
Tax expense (benefit) resulting from Michigan law change	(0.01)	-	-	-	0.01	0.05	0.05
Tax expense (benefit) resulting from health care reform legislation	-	0.02	-	-	-	-	0.02
Restructuring expense	-	-	-	-	0.01	-	0.01
Discontinued operations	-	-	-	-	-	0.01	0.01
Diluted EPS – adjusted	**$0.01**	**$0.25**	**$0.15**	**$0.02**	**$ -**	**$(0.05)**	**$0.38**

June 30, 2010	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Diluted EPS	$(0.02)	$0.33	$0.15	$0.05	$0.54	$(0.03)	$1.02
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	(0.44)	-	(0.44)
Restructuring expense	-	-	-	-	0.05	-	0.05
Net gain on dispositions related to Integrys Energy Services' strategy change	-	-	-	-	(0.19)	-	(0.19)
Settlement of Integrys Energy Services' supply contracts	-	-	-	-	0.04	-	0.04
Diluted EPS – adjusted	**$(0.02)**	**$0.33**	**$0.15**	**$0.05**	**$ -**	**$(0.03)**	**$0.48**

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Net income (loss) attributed to common shareholders is adjusted by reportable segment for special items and their financial impact for the six months ended June 30, 2011 and 2010.

June 30, 2011 (Millions)	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$78.4	$43.3	$23.4	$12.8	$4.0	$(10.1)	$151.8
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	(5.9)	-	(5.9)
Tax expense (benefit) resulting from Michigan law change	(0.8)	-	0.4	-	1.0	3.6	4.2
Tax expense (benefit) resulting from health care reform legislation	0.3	1.3	-	-	-	(0.1)	1.5
Restructuring expense	-	0.1	-	-	1.1	-	1.2
Discontinued operations	-	-	-	-	(0.1)	0.9	0.8
Net gain on dispositions related to Integrys Energy Services' strategy change	-	-	-	-	(0.1)	-	(0.1)
Adjusted earnings (loss)	**$77.9**	**$44.7**	**$23.8**	**$12.8**	**$ -**	**$(5.7)**	**$153.5**

June 30, 2010 (Millions)	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$68.0	$52.3	$23.1	$ 9.1	$(11.6)	$(12.1)	$128.8
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	(5.9)	-	(5.9)
Tax expense resulting from health care reform legislation	6.5	4.5	-	-	-	0.8	11.8
Restructuring expense	(0.1)	-	-	-	5.6	-	5.5
Discontinued operations	-	-	-	-	(0.1)	-	(0.1)
Net loss on dispositions related to Integrys Energy Services' strategy change	-	-	-	-	8.9	-	8.9
Settlement of Integrys Energy Services' supply contracts	-				3.1		3.1
Adjusted earnings (loss)	**$74.4**	**$56.8**	**$23.1**	**$ 9.1**	**$ -**	**$(11.3)**	**$152.1**

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Diluted earnings per share is adjusted by reportable segment for special items and their financial impact on diluted earnings per share for the six months ended June 30, 2011 and 2010.

June 30, 2011	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Diluted EPS	$1.00	$ 0.55	$ 0.30	$ 0.16	$0.05	$(0.13)	$ 1.93
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	(0.08)	-	(0.08)
Tax expense (benefit) resulting from Michigan law change	(0.01)	-	-	-	0.01	0.05	0.05
Tax expense (benefit) resulting from health care reform legislation	-	0.02	-	-	-	-	0.02
Restructuring expense	-	-	-	-	0.02	-	0.02
Discontinued operations	-	-	-	-	-	0.01	0.01
Net gain on dispositions related to Integrys Energy Services' strategy change	-	-	-	-	-	-	-
Diluted EPS – adjusted	**$0.99**	**$ 0.57**	**$ 0.30**	**$ 0.16**	**$ -**	**$(0.07)**	**$ 1.95**

June 30, 2010	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Diluted EPS	$0.88	$0.67	$0.30	$0.12	$(0.16)	$(0.15)	$1.66
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	(0.07)	-	(0.07)
Tax expense resulting from health care reform legislation	0.08	0.06	-	-	-	0.01	0.15
Restructuring expense	-	-	-	-	0.07	-	0.07
Discontinued operations	-	-	-	-	-	-	-
Net loss on dispositions related to Integrys Energy Services' strategy change	-	-	-	-	0.12	-	0.12
Settlement of Integrys Energy Services' supply contracts	-	-	-	-	0.04	-	0.04
Diluted EPS – adjusted	**$0.96**	**$0.73**	**$0.30**	**$0.12**	**$ -**	**$(0.14)**	**$1.97**

Integrys Energy Group, Inc.

Diluted Earnings Per Share Guidance Information

2011 Diluted EPS Guidance	Potential 2011	
	Low Scenario	**High Scenario**
Regulated natural gas utility segment	$1.22	$ 1.27
Regulated electric utility segment	1.23	1.27
Electric transmission investment segment	0.59	0.61
Integrys Energy Services		
Core	0.42	0.47
Other	0.01	0.01
Holding company and other segment	(0.23)	(0.19)
Diluted EPS	**$ 3.24**	**$ 3.44**
Average Shares of Common Stock – Diluted *(in millions)*	**78.9**	**78.9**

Information on Special Items:
Diluted earnings per share guidance is adjusted for special items and their financial impact on the diluted earnings per share guidance for 2011.

Diluted EPS	**$3.24**	**$3.44**
<u>Special Items (net of taxes)</u>		
Net noncash gains related to derivative and inventory accounting activities at Integrys Energy Services	(0.04)	(0.04)
Tax expense resulting from Michigan law change	0.05	0.05
Tax expense resulting from health care reform legislation	0.02	0.02
Restructuring expense	0.02	0.02
Discontinued Operations	0.01	0.01
Diluted EPS – adjusted	**$3.30**	**$3.50**
Average Shares of Common Stock – Diluted *(in millions)*	**78.9**	**78.9**

Key Assumptions for 2011:
- Operational improvements and rate relief for certain utilities
- Availability of generation units
- Normal weather conditions for the rest of 2011

Integrys Energy Group, Inc.

Supplemental Quarterly Financial Highlights
(millions, except per share amounts)

	2010					2011		
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended	1st Qtr	2nd Qtr	Year-to-Date
Regulated Electric Utility Segment								
Revenues	$ 334.9	$ 320.9	$ 374.5	$ 308.6	$ 1,338.9	$ 322.6	$ 315.4	$ 638.0
year-over-year change	*1.6%*	*2.1%*	*9.4%*	*-2.1%*	*2.9%*	*-3.7%*	*-1.7%*	*-2.7%*
Fuel and purchased power costs	140.4	136.6	154.4	132.5	563.9	137.8	133.6	271.4
Margins	$ 194.5	$ 184.3	$ 220.1	$ 176.1	$ 775.0	$ 184.8	$ 181.8	$ 366.6
year-over-year change	*6.7%*	*5.9%*	*12.8%*	*6.3%*	*8.1%*	*-5.0%*	*-1.4%*	*-3.2%*
margins/revenues	*58.1%*	*57.4%*	*58.8%*	*57.1%*	*57.9%*	*57.3%*	*57.6%*	*57.5%*
Operating and maintenance expense	102.5	97.9	105.2	111.6	417.2	101.0	106.5	207.5
Restructuring expense	-	(0.1)	(0.2)	-	(0.3)	0.2	-	0.2
Depreciation and amortization expense	24.4	24.6	22.8	22.9	94.7	22.1	22.0	44.1
Taxes other than income taxes	12.2	10.8	11.3	11.3	45.6	12.3	12.0	24.3
Operating income	55.4	51.1	81.0	30.3	217.8	49.2	41.3	90.5
year-over-year change	*7.4%*	*13.8%*	*17.4%*	*114.9%*	*21.3%*	*-11.2%*	*-19.2%*	*-15.0%*
Net income attributed to common shareholders	$ 26.1	$ 26.2	$ 45.5	$ 12.0	$ 109.8	$ 25.1	$ 18.2	$ 43.3
Sales in kilowatt-hours	4,042.7	4,059.2	4,495.3	3,990.5	16,587.7	3,940.7	3,922.4	7,863.1
year-over-year change	*1.3%*	*5.2%*	*4.8%*	*-4.6%*	*1.7%*	*-2.5%*	*-3.4%*	*-2.9%*
Residential	792.8	684.1	882.0	755.4	3,114.3	814.3	685.2	1,499.5
Commercial and industrial	2,027.0	2,119.0	2,212.7	2,080.9	8,439.6	2,053.2	2,093.4	4,146.6
Wholesale	1,211.7	1,248.1	1,392.1	1,142.8	4,994.7	1,062.2	1,136.0	2,198.2
Other	11.2	8.0	8.5	11.4	39.1	11.0	7.8	18.8
Regulated Natural Gas Utility Segment								
Revenues	$ 926.7	$ 296.9	$ 234.3	$ 599.3	$ 2,057.2	$ 853.4	$ 364.0	$ 1,217.4
year-over-year change	*-15.5%*	*-3.9%*	*10.7%*	*-3.4%*	*-8.1%*	*-7.9%*	*22.6%*	*-0.5%*
Purchased natural gas costs	607.4	121.0	89.2	334.4	1,152.0	531.1	180.6	711.7
Margins	$ 319.3	$ 175.9	$ 145.1	$ 264.9	$ 905.2	$ 322.3	$ 183.4	$ 505.7
year-over-year change	*-0.4%*	*5.7%*	*13.8%*	*9.9%*	*5.8%*	*0.9%*	*4.3%*	*2.1%*
margins/revenues	*34.5%*	*59.2%*	*61.9%*	*44.2%*	*44.0%*	*37.8%*	*50.4%*	*41.5%*
Operating and maintenance expense	140.5	125.7	130.9	145.0	542.1	139.8	130.8	270.6
Restructuring expense	-	(0.1)	-	(0.1)	(0.2)	-	-	-
Depreciation and amortization expense	30.7	32.6	34.9	32.7	130.9	31.2	31.3	62.5
Taxes other than income taxes	9.0	8.0	8.3	9.1	34.4	9.4	8.2	17.6
Operating income (loss)	139.1	9.7	(29.0)	78.2	198.0	141.9	13.1	155.0
year-over-year change	*N/M [1]*	*70.2%*	*45.0%*	*39.1%*	*N/M [1]*	*2.0%*	*35.1%*	*4.2%*
Net income (loss) attributed to common shareholders	$ 69.7	$ (1.7)	$ (24.4)	$ 40.4	$ 84.0	$ 77.2	$ 1.2	$ 78.4
Total throughput in therms	1,581.8	531.1	451.5	1,169.6	3,734.0	1,693.5	678.6	2,372.1
year-over-year change	*-6.0%*	*-9.3%*	*17.0%*	*1.5%*	*-1.9%*	*7.1%*	*27.8%*	*12.3%*
Retail throughput in therms								
Residential	736.5	162.9	92.6	504.4	1,496.4	782.4	228.6	1,011.0
Commercial and industrial	224.5	48.7	35.9	146.4	455.5	238.4	67.0	305.4
Other	19.4	7.6	10.2	16.5	53.7	21.5	12.2	33.7
Total retail throughput in therms	980.4	219.2	138.7	667.3	2,005.6	1,042.3	307.8	1,350.1
Transport throughput in therms								
Residential	104.8	29.5	16.3	73.8	224.4	114.5	39.5	154.0
Commercial and industrial	496.6	282.4	296.5	428.5	1,504.0	536.7	331.3	868.0
Total transport throughput in therms	601.4	311.9	312.8	502.3	1,728.4	651.2	370.8	1,022.0
Electric Transmission Investment Segment								
American Transmission Company (ATC)								
Equity contributions to ATC	$ 5.1	$ -	$ -	$ 1.7	$ 6.8	$ 3.4	$ 2.5	$ 5.9
After-tax equity earnings recognized from ATC	11.6	11.5	11.5	11.6	46.2	11.4	12.0	23.4

Notes:

[1] Not meaningful

Integrys Energy Group, Inc.
Supplemental Quarterly Financial Highlights
(millions, except Integrys Energy Services' natural gas sales volumes)

		2010				2011		
	1st Qtr [2]	2nd Qtr [2]	3rd Qtr [2]	4th Qtr	Year Ended	1st Qtr	2nd Qtr	Year-To-Date
Nonregulated Segment - Integrys Energy Services								
Nonregulated revenues	$ 644.6	$ 401.2	$ 396.3	$ 381.6	$ 1,823.7	$ 455.5	$ 336.3	791.8
year-over-year change	-63.9%	-50.6%	-47.2%	-40.9%	-54.3%	-29.3%	-16.2%	-24.3%
Nonregulated cost of fuel, natural gas, and purchased power	638.2	314.3	336.7	325.1	1,614.3	402.5	289.7	692.2
Margins	$ 6.4	$ 86.9	$ 59.6	$ 56.5	$ 209.4	$ 53.0	$ 46.6	$ 99.6
year-over-year change	-60.7%	-16.8%	-34.4%	-34.5%	-29.7%	728.1%	-46.4%	6.8%
Margin Detail:								
- Electric and other margin	(16.7)	75.7	32.8	55.9	147.7	37.3	37.9	75.2
- Natural gas margin	23.1	11.2	26.8	0.6	61.7	15.7	8.7	24.4
Margins	6.4	86.9	59.6	56.5	209.4	53.0	46.6	99.6
Retail Electric Realized Unit Margins	$ 5.52	$ 7.49	$ 6.14	$ 8.49	$ 6.87	$ 6.88	$ 8.01	$ 7.45
Retail Natural Gas Realized Unit Margins	$ 0.58	$ 0.16	$ 0.15	$ 0.37	$ 0.38	$ 0.48	$ 0.29	$ 0.42
Operating and maintenance expense	30.8	28.0	26.5	32.3	117.6	31.1	29.4	60.5
Restructuring expense	2.5	6.7	(0.1)	(0.8)	8.3	1.0	0.8	1.8
Other impairment losses	-	-	43.2	-	43.2	-	-	-
Net (gain) loss on Integrys Energy Services dispositions related to strategy change	39.8	(25.0)	(0.2)	(0.5)	14.1	(0.1)	(0.1)	(0.2)
Depreciation and amortization expense	4.6	4.4	4.8	3.4	17.2	3.3	3.2	6.5
Taxes other than income taxes	3.2	0.6	1.3	(0.1)	5.0	1.8	2.1	3.9
Operating income (loss)	(74.5)	72.2	(15.9)	22.2	4.0	15.9	11.2	27.1
year-over-year change	80.0%	226.7%	N/M [1]	N/M [1]	-84.7%	N/M [1]	-84.5%	N/M [1]
Discontinued operations, net of tax	0.1	-	-	0.1	0.2	0.1	-	0.1
Net income (loss) attributed to common shareholders	$ (48.3)	$ 45.8	$ (7.5)	$ 13.3	$ 3.3	$ 10.8	$ 6.0	16.8
Physical Volumes (includes only transactions settled physically)								
- Retail electric sales volumes in kilowatt-hours [3]	3,153.3	3,189.8	3,373.5	2,931.3	12,647.9	2,952.5	2,997.0	5,949.5
- Wholesale electric sales volumes in kilowatt-hours [4]	477.1	344.2	298.4	200.2	1,319.9	72.6	57.8	130.4
- Retail natural gas sales volumes in billion cubic feet [3]	50.4	23.8	21.6	37.5	133.3	48.5	23.9	72.4
- Wholesale natural gas sales volumes in billion cubic feet	21.9	3.8	1.5	0.3	27.5	-	-	-
Nonregulated Segment - Holding Company and Other								
Net loss attributed to common shareholders	$ (9.4)	$ (2.7)	$ (4.7)	$ (5.6)	$ (22.4)	$ (1.8)	$ (8.3)	(10.1)

Notes:

[1] Not meaningful

[2] Certain amounts have been retrospectively adjusted due to a change in accounting policy related to investment tax credits in the fourth quarter of 2010. The change in accounting policy only impacted Integrys Energy Services.

[3] The 2010 amounts include physically settled volumes in markets that Integrys Energy Services is no longer pursuing.

[4] The 2011 amounts primarily relate to electric generation assets.

Integrys Energy Group, Inc.
Supplemental Quarterly Financial Highlights
(millions, except heating and cooling degree days information and Integrys Energy Services' sales volumes)

	2010					2011		
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended	1st Qtr	2nd Qtr	Year-To-Date
Other information:								
Heating and Cooling Degree Days - WPS								
Heating Degree Days - Actual	3,444	744	227	2,665	7,080	3,892	1,084	4,976
period-over-period change	*-13.3%*	*-30.1%*	*0.9%*	*-1.3%*	*-11.1%*	*13.0%*	*45.7%*	*18.8%*
compared with normal	*-5.7%*	*-24.9%*	*2.3%*	*0.5%*	*-5.8%*	*6.3%*	*10.8%*	*7.3%*
Heating Degree Days - Normal	3,653	991	222	2,653	7,519	3,660	978	4,638
Cooling Degree Days - Actual	-	138	478	-	616	-	102	102
period-over-period change	*N/M[1]*	*24.3%*	*193.3%*	*-*	*124.8%*	*N/M[1]*	*-26.1%*	*-26.1%*
compared with normal	*N/M[1]*	*0.7%*	*45.3%*	*-100.0%*	*30.8%*	*N/M[1]*	*-26.1%*	*-26.1%*
Cooling Degree Days - Normal	-	137	329	5	471	-	138	138
Heating and Cooling Degree Days - UPPCO								
Heating Degree Days - Actual	3,592	1,110	430	2,870	8,002	4,108	1,487	5,595
period-over-period change	*-15.5%*	*-28.0%*	*-6.1%*	*-6.5%*	*-14.1%*	*14.4%*	*34.0%*	*19.0%*
compared with normal	*-9.6%*	*-21.1%*	*4.4%*	*-1.4%*	*-8.0%*	*3.3%*	*6.8%*	*4.2%*
Heating Degree Days - Normal	3,974	1,406	412	2,910	8,702	3,977	1,392	5,369
Cooling Degree Days - Actual	-	57	244	-	301	-	31	31
period-over-period change	*N/M[1]*	*46.2%*	*306.7%*	*-*	*204.0%*	*N/M[1]*	*-45.6%*	*-45.6%*
compared with normal	*N/M[1]*	*16.3%*	*56.4%*	*-100.0%*	*46.1%*	*N/M[1]*	*-40.4%*	*-40.4%*
Cooling Degree Days - Normal	-	49	156	1	206	-	52	52
Heating Degree Days - MGU								
Heating Degree Days - Actual	3,039	513	120	2,238	5,910	3,316	791	4,107
period-over-period change	*-7.4%*	*-34.6%*	*-17.2%*	*0.2%*	*-8.3%*	*9.1%*	*54.2%*	*15.6%*
compared with normal	*-3.9%*	*-35.8%*	*-15.5%*	*-0.4%*	*-6.9%*	*5.2%*	*0.0%*	*4.2%*
Heating Degree Days - Normal	3,162	799	142	2,246	6,349	3,151	791	3,942
Heating Degree Days - MERC								
Heating Degree Days - Actual (northern service territory)	4,185	1,047	455	3,302	8,989	4,660	1,308	5,968
period-over-period change	*-12.3%*	*-28.7%*	*14.6%*	*-2.8%*	*-10.4%*	*11.4%*	*24.9%*	*14.1%*
compared with normal	*-5.5%*	*-17.8%*	*8.3%*	*-2.7%*	*-5.5%*	*5.1%*	*3.6%*	*4.8%*
Heating Degree Days - Normal (northern service territory)	4,427	1,273	420	3,393	9,513	4,433	1,262	5,695
Heating Degree Days - Actual (southern service territory)	3,681	586	183	2,739	7,189	3,920	869	4,789
period-over-period change	*-9.0%*	*-33.2%*	*30.7%*	*-8.0%*	*-10.6%*	*6.5%*	*48.3%*	*12.2%*
compared with normal	*0.4%*	*-31.8%*	*-12.0%*	*-0.6%*	*-4.0%*	*6.1%*	*3.5%*	*5.6%*
Heating Degree Days - Normal (southern service territory)	3,666	859	208	2,755	7,488	3,694	840	4,534
Heating Degree Days - PGL and NSG								
Heating Degree Days - Actual	3,124	527	71	2,288	6,010	3,340	853	4,193
period-over-period change	*-5.8%*	*-31.2%*	*-13.4%*	*1.1%*	*-6.5%*	*6.9%*	*61.9%*	*14.8%*
compared with normal	*2.3%*	*-27.5%*	*-11.3%*	*5.4%*	*-0.3%*	*7.8%*	*21.3%*	*10.3%*
Heating Degree Days - Normal	3,053	727	80	2,170	6,030	3,099	703	3,802
Capital Expenditures								
Regulated utility expenditures	46.7	48.6	56.8	68.7	220.8	47.3	58.0	105.3
Integrys Energy Services	7.6	2.4	4.6	0.6	15.2	1.2	3.3	4.5
Other	8.9	8.6	2.9	2.4	22.8	2.7	2.0	4.7
Total Capital Expenditures	$ 63.2	$ 59.6	$ 64.3	$ 71.7	$ 258.8	$ 51.2	$ 63.3	$ 114.5

Nonregulated Segment - Integrys Energy Services

	Forward Contracted Volumes at 6/30/10				Forward Contracted Volumes at 6/30/11		
	07/01/10 - 06/30/11	07/01/11 - 06/30/12	Post 06/30/12		07/01/11 - 06/30/12	07/01/12 - 06/30/13	Post 06/30/13
Retail natural gas sales volumes - billion cubic feet	58.2	13.9	4.1		63.3	17.6	5.2
Retail electric sales volumes - million kilowatt-hours	9,195	4,838	2,248		9,049	4,289	2,177

These tables represent physical sales contracts for natural gas and electric power for delivery or settlement in future periods related to retail natural gas and retail electric businesses that Integrys Energy Services plans on retaining in conjunction with its revised strategy.

Nonregulated Segment - Integrys Energy Services

	Wholesale Counterparty Credit Exposure at 6/30/10				Wholesale Counterparty Credit Exposure at 6/30/11			
		Exposure				Exposure		
Counterparty Rating	Total	< 1 Year	1 - 3 Years	> 3 Years	Total	< 1 Year	1 - 3 Years	> 3 Years
Investment grade - regulated utilities	$ 40.6	$ 25.6	$ 14.3	$ 0.7	$ 9.6	$ 6.1	$ 3.5	$ -
Investment grade - other	96.6	44.8	43.6	8.2	8.7	8.4	0.3	-
Non-investment grade - regulated utilities	-	-	-	-	-	-	-	-
Non-investment grade - other	8.8	4.9	3.9	-	4.2	3.6	0.6	-
Non-rated - regulated utilities	17.7	12.5	5.2	-	2.3	2.2	0.1	-
Non-rated - other	7.4	6.9	0.2	0.3	0.1	0.1	-	-
Total Exposure	$ 171.1	$ 94.7	$ 67.2	$ 9.2	$ 24.9	$ 20.4	$ 4.5	$ -

The investment and non-investment grade categories are determined by publicly available credit ratings of the counterparty or the rating of any guarantor, whichever is higher. Investment grade counterparties are those with a senior unsecured Moody's rating of Baa3 or above or a Standard & Poor's rating of BBB- or above. Exposure before collateral considers netting of accounts receivable and accounts payable where netting agreements are in place as well as net mark to market exposure. Credit collateral includes cash and letters of credit from the counterparties. Net exposure does not include those counterparties to which Integrys Energy Services Inc. has exposure.

Notes:
[1] Not meaningful